CORPORATE CODE OF CONDUCT AND ETHICS

adopted by the Global Atlantic Financial Group Limited
Board of Directors as of November 8, 2018

CEO’S MESSAGE

Global Atlantic Financial Group Limited and its subsidiaries are committed to conducting business with the highest ethical standards. We are honest, fair and transparent in all aspects of our business, and we deeply value our reputation and client relationships.

In the course of our business operations, we face a wide range of competitive situations and are subject to a variety of laws and regulations.  To continue to be successful, our Company must constantly seek and implement flexible and innovative ways to achieve our business objectives.  The Company must also continue to be competitive in the marketplace.  Yet, within this environment, we must be unwavering in our commitment to perform in a manner that is in keeping with our business principles.  We recognize this balance is critical to maintaining our valuable reputation and, in turn, our long-term success.

It is critical that all Global Atlantic employees and business partners clearly understand their responsibilities for conducting business in accordance with the Company’s policies, procedures and its ethical standards.  This “Corporate Code of Conduct and Ethics” sets forth these standards for purposes of building awareness, thereby enabling each of us to properly conduct Company business.  The Company’s Chief Legal Officer is Samuel Ramos, and he is charged with overseeing the administration and enforcement of this Code.

If you have questions about the Company’s Corporate Code of Conduct and Ethics, you are encouraged to ask these questions to the contacts as set forth in the Code. Moreover, if you are aware of any existing or potential violation of this Code, you are required to report such matter in the manner set forth in the Code.  The standards set forth in the Code will be strictly enforced, and any employee or business partner who violates these standards will be subject to appropriate disciplinary action by the Company, including dismissal where appropriate.

By consistently applying the Company’s high ethical standards to all of our business relationships, we will continue to support a work environment and atmosphere that is conducive to individual and Company success.

Sincerely,

/s/ Allan Levine
Allan Levine
Chief Executive Officer
Global Atlantic Financial Group Limited

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TABLE OF CONTENTS

SECTION I. INTRODUCTION & GENERAL OVERVIEW		1
SECTION II. GENERAL REQUIREMENTS		2
SECTION III. BEHAVIOR IN THE WORKPLACE		2
A.	Equal Employment Opportunity	2
B.	Harassment-Free Workplace	2
C.	Violence-Free Workplace	3
D.	Drugs and Alcohol	3
SECTION IV. MAINTAINING ACCURATE AND COMPLETE RECORDS		3
A.	Global Atlantic Records, Document Retention & Legal Hold Procedures	3
B.	Financial Records Reporting and Public Communications	3
C.	Business Travel Reimbursement	4
D.	Personnel Records	5
SECTION V. CONFLICTS OF INTEREST		5
A.	Financial Interests	5
B.	Family Relationships	6
C.	Competitive Activities and Involvement with a Competitor	6
D.	Director Duty of Loyalty	6
E.	Use of Company Property	6
F.	Business Opportunities	6
G.	Loans and Advances	6
SECTION VI. PROTECTION AND PROPER USE OF COMPANY ASSETS		7
A.	Proper Use of Company Property	7
B.	Confidential Information	7
SECTION VII. FAIR DEALING WITH COUNTERPARTIES, SUPPLIERS, COMPETITORS, AND BUSINESS PARTNERS		8
A.	Giving Gifts	8
B.	Receiving Gifts:	9
C.	Unfair Competition:	9
D.	Disparagement of Competitors	9
E.	Disparaging a Competitor’s Business	9
F.	Misrepresentations of Price and Product	9
G.	Charitable Contributions	9
SECTION VIII. GOVERNMENT RELATIONS		9
A.	Payments to Officials	10
B.	Political Contributions	10
C.	Unfair Practices in International Business	10
SECTION IX. COMPLIANCE WITH LAWS, RULES, AND REGULATIONS		10
A.	Insider Trading Prevention	10
B.	Money Laundering Prevention	11

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C.	Economic Sanctions and Anti-boycott Laws	11
D.	Prohibition On Improper Influence of Independent Auditors	12
SECTION X. COMMUNICATIONS WITH THE MEDIA AND THE PUBLIC		12
SECTION XI. SOCIAL MEDIA		12
SECTION XII. REPORTING CODE VIOLATIONS AND NON-RETALIATION		13
B.	Procedures For Making Reports	14
C.	Company Investigations	14
D.	Anti-Retaliation Policy & Pledge	14
E.	Reporting Matters to Law Enforcement	15
SECTION XIII. COMPLIANCE WITH THE CODE		15
SECTION XIV. WAIVER PROCEDURES		16

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SECTION I.         INTRODUCTION & GENERAL OVERVIEW

This Corporate Code of Conduct and Ethics, referred to as the “Code,” is intended to provide our Associates, as defined below, with a clear understanding of the principles of business conduct and ethics that are expected of them.  The standards set forth in the Code apply to us all.  All  Associates must acknowledge their review of, and agreement to comply with, the Code as a condition of employment, engagement by or other association with Global Atlantic Financial Group Limited and its subsidiaries (“Global Atlantic” or the “Company”).  The term “Associates” means every full and part-time employee of the Company, all members of the Company’s senior management, including the Company’s Chief Executive Officer, and every member of the Company’s Board of Directors, even if such member is not employed by the Company, and all individuals engaged by the Company to conduct business on the Company’s behalf, including contractors, interns, and temporary staff.

Many of the standards outlined on the following pages will be familiar, for they reflect the fundamental values of fairness and integrity that are a part of our daily lives.  Applying these standards to our business lives is an extension of the values by which we are known as individuals and by which we want to be known as a company.  In addition to the Code, the Company has certain policies and procedures that apply to its businesses.  Those policies and procedures are made available to Associates on the Company’s website and provide more detail to guide you in adhering to the letter and the spirit of all applicable laws, rules and regulations.  This Code and the applicable policies and procedures should be read in conjunction with each other.  You may access Company polices by clicking here.

It is our responsibility to conduct ourselves in an ethical business manner and also to ensure that others do the same.  If any one of us violates these standards, he or she can expect a disciplinary response, up to and including termination of employment or any other relationship with the Company, and possibly other legal action.

If you are aware of any breach of the Code, you are required to either report such concern to a member of the Legal, Compliance & Regulatory (“LCR”) Department or the Human Resources Department as set forth in Section XII (Reporting Code Violations and Non-Retaliation), or to contact the Company’s outside reporting service, Ethics Point, 24 hours a day, 7 days a week at: Toll free (855) 867-7430 or online www.globalatlantic.ethicspoint.com. Your outreach to any of these internal contacts will be kept as confidential as possible. Ethics Point provides for confidential and/or anonymous reporting of your concerns.  Please keep in mind that Global Atlantic prohibits retaliation of any kind against individuals who, in good faith, report concerns about workplace matters.

The ultimate responsibility for maintaining our Code rests with each of us.  As individuals of personal integrity, we can do no less than to behave in a way that will continue to bring credit to ourselves and our Company.

While it is impossible for this Code to describe every situation that may arise, the standards explained in this Code are guidelines that should govern our conduct at all times.  If you are confronted with situations not covered by this Code, or have questions regarding the matters that are addressed in the Code, you are urged to consult with a senior member of the LCR Department, or another member of senior management.

SECTION II.       GENERAL REQUIREMENTS

Each Associate of the Company is expected to be honest, fair, and accountable in all business dealings and obligations, and to ensure:

•                                          the ethical handling of conflicts of interest between personal and professional relationships;

•                                          full, fair, accurate, timely and understandable disclosure in reports that are filed by the Company with its regulators and in other public communications made by the Company;

•              compliance with applicable governmental laws, rules and regulations; and

•                                          conduct that is appropriate and contributes to a safe and inclusive work environment.

SECTION III.      BEHAVIOR IN THE WORKPLACE

Global Atlantic strives to create a safe workplace characterized by respectful treatment among Associates.  We believe that such an environment brings out the full potential in each of us which, in turn, contributes directly to our business success.

A.            Equal Employment Opportunity:  Global Atlantic’s employment practices shall not be influenced or affected by virtue of an applicant’s or employee’s race, color, religion, sex, sexual orientation, national origin, age, disability, marital status, veteran status, genetic information, or any other factors protected by law.  If you believe you are the victim of discrimination in the workplace, you should report your concern to your manager, the Human Resources Department or Ethics Point as set forth in Section XII Reporting Code Violations and Non-Retaliation.

B.            Harassment-Free Workplace:  Global Atlantic has zero-tolerance for conduct that constitutes harassment.  Harassment is verbal, written or physical conduct that denigrates or shows hostility or aggression toward another individual and has the purpose or effect of creating an intimidating, hostile or offensive work environment; has the purpose or effect of unreasonably interfering with an individual’s work performance; or otherwise adversely affects an individual’s employment opportunities. Harassing conduct includes nicknames, slurs or negative stereotyping; threatening, intimidating or hostile acts; demeaning jokes; and written or graphic material that denigrates or shows hostility or aversion toward an individual or group. Global Atlantic also prohibits any Associate from making unwelcome and/or unsolicited sexual advances.  This includes verbal or physical conduct of a sexual nature.  This also includes situations where an Associate’s submission to verbal or physical conduct is made explicitly or implicitly a term or condition of that Associate’s employment. Sexual harassment may be subtle or overt and includes a range of behaviors such as unwelcomed sexual advances or requests for sexual favors; sexual jokes and innuendo; advances or propositions; verbal abuse of a sexual nature; commentary about an individual’s body or sexual prowess; leering, whistling or touching; insulting or obscene comments or gestures; sexually suggestive objects or pictures; and other physical, verbal or visual conduct of a sexual nature. If you believe you are being harassed or have observed harassment, you should promptly report your concern to your manager, the Human Resources Department or Ethics Point as set forth in Section XII (Reporting Code Violations and Non-Retaliation).  For further information, see Global Atlantic’s Policy Against Harassment.

C.            Violence-Free Workplace:  Global Atlantic strives to maintain a safe work environment that is free from violence. Global Atlantic prohibits violence of any kind directed towards or against Associates, whether such violence arises by way of co-workers or by way of business partners who interact with Global Atlantic’s employees.  Global Atlantic will not tolerate workplace violence in any form, including threatening behaviors, assaults, harassment, intimidation, bullying, or any other conduct that leads to violence in the workplace. You should report any violent workplace behavior, whether directed against them or others, to the Human Resources Department or to the Code contacts as referenced herein.  For further information, see Global Atlantic’s Respect at Work Policy.

D.            Drugs and Alcohol:  To provide a safe working environment, Global Atlantic has implemented a comprehensive policy prohibiting Associates from possessing, using, reporting to work or working while under the influence of alcohol, illegal drugs or the misuse of legal drugs.  Doing otherwise is dangerous to you and an obvious threat to a safe workplace.  Consumption of alcohol may be permitted during special company events if approved by senior management. Associates are expected to use good judgment at such events. For further information, see Global Atlantic’s Drug, Alcohol and Tobacco Policy.

SECTION IV.      MAINTAINING ACCURATE AND COMPLETE RECORDS

Global Atlantic strives to maintain accurate business records and to protect Company information, funds and assets.  Global Atlantic is committed to maintaining a system of internal controls that ensures compliance with applicable laws and regulations, and that promotes the full, accurate, and timely disclosure of information in Global Atlantic’s reporting to internal management, its board of directors, external auditors, and to external parties, including regulatory and governmental authorities.

A.            Global Atlantic Records, Document Retention & Legal Hold Procedures:  It is the responsibility of all Associates to ensure that Global Atlantic’s records, including physical documents, electronic records, emails, voicemails, and any other form of media are properly managed, handled, stored, and, where applicable, destroyed as appropriate in accordance with applicable retention guidelines and management directives, including any legal hold notices which supersede retention guidelines that would otherwise apply to the records at issue.  For further information, see Global Atlantic’s Records Management Policy, Information Security Program Policy, Acceptable Use Policy, and Data Governance and Classification Policy.

B.            Financial Records Reporting and Public Communications:  Global Atlantic must maintain accurate financial and non-financial records and must ensure proper reporting to auditors of its financial results.  Associates are prohibited from falsifying any business records of Global Atlantic, whether financial or non-financial, including, for example, records relating to customers, vendors, personnel, time entries and transactions.  It is Global Atlantic’s policy that disclosure regarding the financial and business condition of the Company in all reports filed with regulators, including the Securities and Exchange Commission, and in other communications made to the public is full, fair, accurate, timely and understandable, and complies in all material respects with applicable laws and regulations.

Financial records may include, for example, Global Atlantic-wide financial records, specific group-level transactions, as well as Associate travel and expense reimbursement invoices.  These and many other forms of financial information must be managed properly and must be appropriately presented when requested.  To the extent that Associates create, handle, or are otherwise involved in the handling of financial records, they must ensure that the records are accurate, properly maintained and appropriately represented in internal and/or external financial disclosures.  Associates are forbidden to use, authorize, or condone the use of “off-the-books” bookkeeping, secret accounts, un-recordable bank accounts, “slush” funds, falsified books, or any other devices that could be utilized to distort records or reports of Global Atlantic’s true operating results and financial condition.  Misstating financial results carries serious criminal and civil fines and penalties for the Company as well as personal and criminal liability for employees.  It can also expose the Company to shareholder litigation and serious market ramifications.

Global Atlantic’s senior financial officers, including its Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, and other employees working in the Finance Department or related roles, such as financial planning and analysis, have a special responsibility to ensure that all of the Company’s financial disclosures are full, fair, accurate, timely and understandable.  These Associates must be familiar with and comply with the Company’s disclosure controls and procedures and internal controls over financial reporting applicable to his or her area of responsibility.  These Associates must understand and strictly comply with generally accepted accounting principles and all standards, laws, and regulations for accounting and financial reporting of transactions, estimates and forecasts.

In addition, each such person having direct or supervisory authority regarding Company disclosures or the Company’s other public communications concerning its general business, results, financial condition and prospects should, to the extent appropriate within his or her area of responsibility, consult with other Company officers and employees, and take other appropriate steps regarding these disclosures with the goal of making full, fair, accurate, timely and understandable disclosures.

Each director, senior financial officer, executive officer and other employees involved in the Company’s disclosure processes must (1) be familiar with the disclosure requirements applicable to the Company as well as the business and operations of the Company, (2) not knowingly misrepresent, or cause others to misrepresent, facts about the Company, and (3) properly review and critically analyze proposed disclosures for accuracy and completeness.

C.            Business Travel Reimbursement:  Global Atlantic reimburses Associates for reasonable and necessary expenses incurred in connection with approved travel on behalf of the Company.  Global Atlantic has zero-tolerance for Associates that submit inappropriate or fraudulent reimbursement requests, and such conduct will be the basis for discipline up to and including termination.  Company officers and employees who approve travel and related expenses of other Associates are responsible for the propriety and reasonableness of expenditures, for ensuring that expenses are submitted promptly, and that receipts and explanations properly support expenses.  For further information, see Global Atlantic’s Travel and Expense Policy.

D.            Personnel Records:  Global Atlantic’s business operations, including its Human Resources and Accounting functions, require an effective system for keeping records regarding job applicants, current employees and former employees. Global Atlantic respects the privacy rights of its employees and will therefore properly maintain such information in accordance with applicable laws.  Employee data should be shared or distributed only to those with a clear business need.  Employee data should not be placed on unauthorized storage devices, including laptops, thumb-drives, or other media that may be easily lost or stolen.  All employee records must be kept secure and confidential at all times.  For further information, see Global Atlantic’s Global Privacy Policy: Protection of Personal Information and Information Security Program, Records Management Policy, and Acceptable Use Policy.

SECTION V.        CONFLICTS OF INTEREST

In dealings with current or potential counterparties, suppliers, contractors, and competitors, Associates must act in the best interests of the Company to the exclusion of personal advantage.  A conflict of interest occurs when an Associate’s private interests interfere in any way — or even appear to interfere — with the interests of the Company as a whole. Competitors of the Company include, for example, any company whose business involves insurance or reinsurance or the sale of life and/or annuity insurance products.

Associates should avoid any situation that may involve, or even appear to involve, a conflict between their personal interests and the Company’s interests.  Anything that would present a conflict for a director or employee of the Company would also likely present a conflict if it is related to a member of his or her immediate family.

Associates are prohibited from any of the following activities, which could represent an actual or perceived conflict of interest, and must disclose such conflicts in advance. Additionally, each Associate should refer to Global Atlantic’s Related Party Transaction Policy for information on related party transactions and procedures for the review and approval of such transactions.  See Global Atlantic’s Related Party Transaction Policy.

A.            Financial Interests:  No Associate or immediate family member (including spouses or domestic partners, minor children of the individual or his/her domestic partner, and, generally, any other family member(s) residing in the same household) of an Associate shall have a financial interest in, or obligation to, any outside enterprise which does or seeks to do business with the Company or which is an actual or potential competitor of the Company, without prior approval of Global Atlantic’s Chief Compliance Officer; provided, however, that this provision shall not prevent any Associate from investing in any mutual fund or owning up to 1% of the outstanding stock of any publicly traded company.

Separately, all investments in enterprises that are not generally available to public investors (also known as “private investments”), require prior approval.   See Global Atlantic’s Policy on Personal Private Investments.

B.            Family Relationships:  No Associate shall conduct business on the Company’s behalf with an outside enterprise which does or seeks to do business with the Company if an immediate family member of the Associate is a principal or officer of such enterprise, or an employee of such enterprise who will play a significant role in the business done or to be done between the Company and such enterprise, without prior approval of the Company’s Chief Compliance Officer.

C.            Competitive Activities and Involvement with a Competitor:  No Associate shall engage in activities that are directly competitive with those in which the Company is engaged. No executive officer or employee, nor any immediate family member of an executive officer or an employee, shall serve as a director, officer or in any other management or consulting capacity of any competitor of the Company.

D.            Director Duty of Loyalty:  Each director of the Company will act honestly and in good faith with a view to the best interests of the Company.  Each director will ethically handle all actual or potential conflicts of interest between personal and professional relationships, including promptly informing the Chairman of the Board or the Chief Legal Officer if such a conflict arises and recusing himself/herself from any discussion or decision affecting his/her personal interests.  No director, nor any immediate family member of a director, shall serve as a director, officer or in any other management or consulting capacity of any competitor of the Company, without the prior approval of the Chairman of the Board or Chief Legal Officer.

E.             Use of Company Property:  No Associate shall use any Company property or information in his or her position at the Company for his or her personal gain.

F.              Business Opportunities:  No Associate shall divert a business opportunity from the Company to such Associate’s own benefit, provided that directors of the Company should refer to the Company’s Bye-Laws and Corporate Governance Guidelines regarding their compliance with the corporate opportunities doctrine.  An Associate is prohibited from using his or her position at the Company or corporate assets to acquire or personally profit from a business opportunity or investment in which that Associate knows the Company is or is reasonably likely to become involved, or in which the Company may have an existing interest.  The Associate may proceed to take advantage of such opportunity only if approved by the Company in writing (which, depending on the opportunity or Associate involved, may require approval from the Board of Directors or a committee thereof).

G.            Loans and Advances:  No Associate or immediate family member of an Associate shall receive any loan or advance from the Company, or be the beneficiary of a guarantee by the Company of a loan or advance from a third party, except for customary advances of business expenses or corporate credit in the ordinary course of business or those advances of corporate credit that are approved by the Company.  The Company will not extend, maintain or arrange for any personal loan to or for any director or executive officer (or the equivalent thereof).

Each Associate should make prompt and full disclosure in writing to a senior member of the LCR Department, as set forth in Section XII (Reporting Code Violations and Non-Retaliation), of any situation that may involve a conflict of interest.  Failure to disclose any actual or perceived conflict of interest is a violation of the Code.

SECTION VI.      PROTECTION AND PROPER USE OF COMPANY ASSETS

Global Atlantic expects all Associates to protect and properly use the Company’s information assets.  Associates must comply with applicable information, security programs, policies and procedures to safeguard the Company’s information against unauthorized use or removal, as well as against loss by criminal act or breach of trust.  Associates must also safeguard the intellectual property, such as a creative work or inventions, belonging to the Company and its business partners and third parties. These provisions relating to the protection of Global Atlantic’s information assets and property also apply to the property of others, including information of our policyholders, clients and business partners that is entrusted to our Company (including that which constitutes proprietary and confidential information).

A.            Proper Use of Company Property:  Global Atlantic’s property must be used for the sole benefit of the Company’s business.  As such, work hours should be devoted to activities directly related to the Company’s business although appropriately limited personal use of email, computers, phones or minor photocopying that does not disrupt Company productivity or otherwise violate this Code is permitted. We prohibit removal of property from the Company’s facilities unless authorized by the Company and except as described below.  This applies to furnishings, equipment, and supplies, as well as property created or obtained by the Company for its exclusive use — such as client lists, files, personnel information, reference materials and reports, computer software, data processing programs and databases.  Neither originals nor copies of these materials may be removed from the Company’s premises or used for purposes other than the Company’s business without prior written authorization from a senior member of the LCR Department.

The Company’s products and services are its property.  The ideas and materials (for example, software, processes, economic models, financial products, risks systems, written material, presentations, and even new concepts) that you contribute to or develop in the course of your employment by Global Atlantic are the Company’s intellectual property and remain the Company’s sole property even after you terminate employment or other relationship with the Company. For further information, see the Intellectual Property of Global Atlantic Policy.

Though the Company respects the privacy of its Associates and it is not common practice to review an Associate’s files or other electronic communications without reason, the Company does monitor the use of its electronic communication infrastructure, including its e-mail, voicemail, internet, telephones and other electronic communication media, without notification to, or permission from, the Associate user.  Associates, therefore, should not expect that messages, files or other data created, sent or received in the Company’s systems (including those on any Company-provided computers or other devices) will remain private, or that the Company’s information will not be inadvertently or intentionally disclosed to persons other than the intended recipients of that information.

B.            Confidential Information:  Global Atlantic expects undivided loyalty to the interests of the Company, including protection of the Company’s trade secrets and its private and confidential information.  “Confidential Information” refers to all non-public information, in any form, emanating at any time from Global Atlantic, its affiliates or any other person that relates in any way to the business or operations of Global Atlantic.  Confidential Information includes

Global Atlantic information that is labeled “confidential” and/or “secret” as well as information that is not so labeled but by its nature should be reasonably construed as being confidential and/or secret to Global Atlantic.  Examples include Global Atlantic business plans, operating plans, strategy plans, financial data, product and service information, sales data, Company reports, contracts and related information and personnel information.

Associates must preserve and protect Global Atlantic’s trade secrets and Confidential Information and all physical and non-physical forms of that information in accordance with this Code and in full accord with the requirements of the Company’s applicable policies.

Associates who terminate, voluntarily and/or involuntarily, their employment with Global Atlantic are obligated to continue to maintain the confidentiality of proprietary information obtained or developed while employed by Global Atlantic.

Upon termination of employment or earlier, if requested to do so by Global Atlantic, regardless of the timing, reasons or circumstances of the termination, employees must deliver to Global Atlantic all materials, documents, passwords, and other tangible or intangible storage media containing any form of Confidential Information, whether located on Global Atlantic’s premises or elsewhere.  For further information, see Global Atlantic’s Policies and Procedures for Handling Non-Public and Confidential Information.

SECTION VII.    FAIR DEALING WITH COUNTERPARTIES, SUPPLIERS, COMPETITORS, AND BUSINESS PARTNERS

Global Atlantic does not seek to gain any advantage through the improper use of favors or through other inducements.  Associates must exercise good judgment and moderation to avoid misinterpretation and adverse effect on the reputation of the Company or its Associates.  Offering, giving, soliciting or receiving any form of bribe to or from an employee of an intermediary, broker, agent, wholesaler, counterparty or supplier to influence that employee’s conduct is strictly prohibited. If you have a question about giving or receiving gifts, please ask your manager or contact a senior member of the LCR Department.

A.            Giving Gifts:  Cash or cash-equivalent gifts must not be given by an Associate to any person or enterprise.  Gifts, favors and entertainment may be given to non-governmental employees if what is given:

•                  Is consistent with customary business practice;

•                  Pre-approval is received for gifts and entertainment that are in excess of nominal value;

•                  Is not excessive in value and cannot be construed as a bribe or pay-off;

•                  Is not in violation of applicable law, ethical law, ethical standards or Company policies; and

•                  Will not embarrass the Company or the Associate if publicly disclosed.

For further information, see Global Atlantic’s Gifts & Entertainment Policy.  See also Section VIII (Government Relations) below for considerations relating to gifts to foreign officials and government employees.

B.            Receiving Gifts:  Gifts, favors, entertainment or other benefits may not be accepted by Associates or members of their immediate families from any person or outside enterprise that does or seeks to do business with, or is a competitor of, the Company, except as common courtesies usually associated with customary business practices.  If the gift or offer of entertainment is more than the threshold set forth in Global Atlantic’s Gifts & Entertainment Policy, its acceptance must be approved by the Company’s Chief Compliance Officer.  If a gift unduly influences or makes an Associate feel obligated to “pay back” the other party with business, receipt of the gift is unacceptable.  It is never acceptable to accept a gift in cash or cash equivalent.  Even cash gifts of token value must be declined and returned to the sender.

C.            Unfair Competition:  Global Atlantic competes in the marketplace in an ethical manner.  Although the free enterprise system is based upon competition, rules have been imposed stating what can and cannot be done in a competitive environment.  The following practices can lead to liability for “unfair competition” and should be avoided.  They are violations of the Code and possible violations of law. If you are unsure of appropriate practices, you should consult with a senior member of the LCR Department for additional information and clarification.

D.            Disparagement of Competitors:  It is not illegal to point out weaknesses in a competitor’s service, product or operation; however, Associates may not spread false rumors about competitors or make misrepresentations about their businesses.  For example, an Associate may not publish or communicate anecdotal or unverified stories about a competitor’s products or services as the absolute truth.

E.             Disparaging a Competitor’s Business:  This behavior includes bribing a competitor’s employees, posing as prospective customers or using deceptive practices such as enticing away employees in order to obtain secrets or destroy a competitor’s organization.  For example, it is not a valid form of “market research” to visit a competitor’s place of business posing as a customer.

F.              Misrepresentations of Price and Product:  Misrepresentations about the nature, quality of character of the Company’s services and products are both illegal and contrary to Company policy.  An Associate may only describe our services and products based on their documented specifications, not based on anecdote or his or her belief that our specifications are too conservative.

G.            Charitable Contributions: Global Atlantic maintains a matching gift program. Associates may not request a charitable contribution from Global Atlantic if the intent or effect of making such charitable contribution is to influence the business judgment of a business colleague or client inappropriately.  For further information, see Global Atlantic’s Charitable Contribution Policy & Matching Gift Program.

SECTION VIII.   GOVERNMENT RELATIONS

Global Atlantic values its business relationships with government agencies, regulators, and public officials.  Associates must adhere to the highest standards of ethical conduct in all relationships with government employees and must not improperly attempt to influence the actions of any public official.

A.            Payments to Officials:  Payment, entertainment or gifts shall not be made directly or indirectly to any public official if the gift or payment is illegal under the laws of the country having jurisdiction over the transaction, or if it is for the purpose of influencing or inducing the recipient to do, or omit to do, any act in violation of his or her unlawful duty.  Payments, gifts or entertainment (in whatever form) to public officials and other restricted persons (e.g., ERISA fiduciaries, union officials, employees or officers of credit rating agencies or self-regulatory bodies) are prohibited unless pre-approved by the Chief Compliance Officer.  The only Global Atlantic employee authorized to review and approve any such payment is the Company’s Chief Compliance Officer.

B.            Political Contributions:  While Global Atlantic encourages Associates to be appropriately engaged in political matters,  Company funds, property or services may not be contributed to any political party or committee, or to any candidate for or holder of any office of any government without prior approval by senior management, the Company’s Chief Legal Officer and the Chief Compliance Officer.  This does not preclude, where lawful, Company expenditures to support or oppose public referendum or separate ballot issues, or, where lawful and when reviewed and approved in advance by senior management, the Company’s Chief Legal Officer and the Chief Compliance Officer, the formation and operation of a political action committee.  For further information, see Global Atlantic’s Policy on Political Contributions and Activities.

C.            Unfair Practices in International Business:  Global Atlantic seeks to comply fully with any applicable United States and/or foreign based anti-bribery and anti-corruption laws.  The U.S. Foreign Corrupt Practices Act (“FCPA”) prohibits making certain gifts to foreign officials. “Foreign officials” include not only persons acting in an official capacity on behalf of a foreign government, agency, department or instrumentality, but also representatives of international organizations, foreign political parties and candidates for foreign public office.  The gift is “corrupt” under the FCPA if it is made for the purpose of:

•                  influencing any act or decision of a foreign official in his official capacity;

•                  inducing a foreign official to do or omit to do any act in violation of his lawful duty;

•                  inducing a foreign official to use his position to affect any decisions of the government; or

•                  inducing a foreign official to secure any “improper advantage.”

A gift is still “corrupt” even when paid through an intermediary.  Any Associate who has any questions whatsoever as to whether a particular gift might be “corrupt” under the FCPA should contact a senior member of the LCR Department set forth in Section XII (Reporting Code Violations and Non-Retaliation).

SECTION IX.      COMPLIANCE WITH LAWS, RULES, AND REGULATIONS

A.            Insider Trading Prevention:  Global Atlantic seeks to comply with all federal and state laws and regulations that apply to the Company, including U.S. securities laws.

The Company expressly forbids any Associate from trading on material non-public information or communicating material non-public information to others in violation of the law.  This conduct is frequently referred to as “insider trading.”  This applies to every Associate and extends to activities both within and outside their duties to the Company, including trading for a personal account.  For further information, see Global Atlantic’s Policy on Personal Account Trading, with which all Associates are required to be familiar.

The concept of who is an “insider” is broad.  It includes officers, directors and employees of a company.  Anyone who possesses material information about the Company or its affiliates that was obtained directly or indirectly from the Company may be considered an “insider” under U.S. securities laws.  In addition to officers, and employees, a person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purpose.  A temporary insider can include, among others, a company’s investment advisors, agents, attorneys, accountants and lending institutions, as well as the employees of such organizations.  An Associate may also become a temporary insider of another company with which Global Atlantic has a contractual relationship (including, but not limited to, pursuant to a confidentiality agreement), with which it transacts or for which it performs certain services.  Accordingly, restrictions of insider trading apply with equal force to non-public information relating to trades in securities of any other company, including our counterparties, distribution partners, vendors, or suppliers, if you obtained material, non-public information about that company in the course of your employment with Global Atlantic.  No Associates who, in the course of work for or on behalf of Global Atlantic, who learns of material non-public information about a company with which the Company does business may trade in the other company’s securities until the information becomes public or is no longer material.

Information is non-public until it has been effectively communicated to the marketplace.  Tangible evidence of such dissemination is the best indication that the information is public.  For example, information found in a report filed with the Securities and Exchange Commission or appearing in a national newspaper would be considered public.

You should consult with a senior member of the LCR Department about any questions you may have regarding compliance with this section of the Code.  See also Policies and Procedures for Handling Non-Public and Confidential Information.

B.            Money Laundering Prevention: Global Atlantic is committed to helping prevent money laundering. You are required to abide by anti-money laundering programs established by the Company and its business units. Suspicious activity reporting requirements are time sensitive. Contact your manager or the LCR Department if you have a concern that an activity might be unusual or suspicious.

C.            Economic Sanctions and Anti-boycott Laws: Associates are prohibited from conducting business with or benefiting designated governments, individuals and entities (such as suspected terrorists and narcotics traffickers) as well as individuals and entities that are located in, have certain dealings with or are nationals or agents of particular countries. You should consult with the LCR Department if you have questions about compliance with economic sanctions. In addition, you are prohibited from participating in boycotts unless sanctioned by the U.S. Government. If you are asked to participate in, or to provide information that may be used for the furtherance of such a boycott, report the matter immediately to your manager or the LCR Department.

D.            Prohibition On Improper Influence of Independent Auditors:  It is unlawful for any Associate to take any action to fraudulently influence, coerce, manipulate or mislead any accountant or auditor engaged in the performance of an audit of Global Atlantic financial statements.

SECTION X.       COMMUNICATIONS WITH THE MEDIA AND THE PUBLIC

Global Atlantic is committed to making timely, complete and accurate public regulatory disclosures.  Unless specifically designated, Associates are not authorized Company spokespersons.  In the event the Company is in the news and an Associate is asked for his or her opinion on how certain events may or may not impact Global Atlantic, the Associate may not offer an opinion or otherwise make a statement on the Company’s behalf, and all such inquiries, as well as all requests for financial or business information received from any media source about Global Atlantic and any requests for interviews, should be immediately referred to the public relations team within the Marketing Department.  All press releases should be pre-approved by the Marketing Department and, as applicable, the LCR Department.  Requests by government agencies or attorneys should be immediately referred to the LCR Department, as should matters related to any legal proceeding.

If you intend to speak publicly or publish material that relates to Global Atlantic’s business, your work at Global Atlantic or your experience in the industry, you must contact your manager and a senior member of the LCR Department and the Marketing Department before such speech or publication. If your relationship to the Company is mentioned, you must state that you are speaking on your own behalf and not on behalf of the Company.

SECTION XI.      SOCIAL MEDIA

Social media can take many different forms and technology has moved with lightning speed to change the ways individuals and businesses communicate with one another.  Global Atlantic respects the right of Associates to engage in online social media activity and does not want to discourage Associates from self-publishing and self-expression.  Associates are personally responsible for their online social media activity conducted with a Global Atlantic email address or on a Global Atlantic website or page, and/or which can be tracked back to a Global Atlantic domain, and/or which uses Global Atlantic assets such as any Company information system or electronic equipment.   Generally, Associates should not use Company property or time to conduct personal social media activities, although appropriately limited personal use that does not disrupt Company productivity or otherwise violate this Code is permitted.

If an Associate mentions Global Atlantic in a blog or elsewhere in online social media, or it is reasonably clear that the Associate is referring to the Company or a position taken by the Company, or an Associate expresses a political opinion or an opinion regarding the Company’s positions or actions, the post must specifically note that the opinion expressed is the Associate’s personal opinion and not the Company’s position.  Associates are prohibited from in their personal capacity using social media to recommend or endorse Global Atlantic products or services. Associates are also prohibited from using social media to disclose confidential information regarding Global Atlantic, such as business prospects.

All Global Atlantic policies apply to Associate behavior within social media and in public online spaces, including Global Atlantic’s Policy Against Harassment.  Associates cannot use blogs or other social media networking sites to harass, threaten, discriminate or disparage employees or anyone associated with or doing business with Global Atlantic.  For more information, see Global Atlantic’s Social Media Policy.

SECTION XII.    REPORTING CODE VIOLATIONS AND NON-RETALIATION

A.            Policy About Reporting Procedures:  Global Atlantic’s Board of Directors has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters.  Such complaints can be submitted through the Company’s external process (referred to as Ethics Point and further discussed below), which allows for confidential and/or anonymous submission of such complaints. In addition to matters referenced above, Associates have a duty to report to the Company’s management and internal resources any conduct that he or she reasonably believes may be illicit or illegal with the assurance that such Associate will be protected from retaliation or harassment for raising such concerns.  Such concerns include the following:

•                  Actual or potential violation of this Code;

•                  Issues or concerns regarding the Company’s business or operations;

•                  Fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement;

•                  Fraud or deliberate error in the maintenance of business and financial records;

•                  Misrepresentation or false statements to or by a senior officer or accountant;

•                  Deviation from full and fair reporting of the Company’s financial or business condition;

•                  Actual or potential violations of securities and/or antifraud laws; or

•                  Actual or suspected harassment or discrimination.

Global Atlantic also reminds attorneys appearing before the Securities and Exchange Commission in representation of a Global Atlantic issuer to report evidence of a material violation of securities laws or breach of fiduciary duty or similar violation by the issuer “up-the-ladder” to the Chief Legal Officer or the Chief Executive Officer or, if necessary, to the Audit Committee, another committee of independent directors or the full Board of Directors.

B.            Procedures For Making Reports:

Internal Reports:

You may make internal reports to any of the contacts listed below.

These individuals can assist you in answering questions or reporting violations or suspected violations under the Code.

Samuel Ramos, Chief Legal Officer	ChiefLegalOfficer@gafg.com
Andrew Shainberg, Chief Compliance Officer	ChiefComplianceOfficer@gafg.com
Daniel O’Shea, Chief Human Resources Officer	ChiefHROfficer@gafg.com

Ethics Hotline:

You may also contact Ethics Point 24 hours a day, 7 days a week at:

Toll free:  (855) 867-7430

or online: www.globalatlantic.ethicspoint.com

to report confidentially and anonymously any questionable conduct.

The senior members of the LCR Department and the Human Resources Department may change from time to time.  You are encouraged to consult the copy of the Code that is posted on the Company’s internal website to obtain the most current contact information for such persons.

C.            Company Investigations:

The Company’s Chief Legal Officer is charged with overseeing the administration of this Code and handling and investigating as appropriate reports made of actual or potential violations of this Code.

•                  Ethics Point will provide reports directly to the Company’s Chief Legal Officer, or a designee, regarding the confidential reports it receives.

•                  The Chief Legal Officer will distribute all reports regarding accounting, internal accounting controls or auditing matters to the Audit Committee of the Board of Directors prior to each meeting of the Audit Committee.

•                  To the extent any investigation is necessitated by a report, the Company will endeavor to keep the proceedings and the identity of the reporting Associate confidential to the fullest extent permitted by applicable law.

D.            Anti-Retaliation Policy & Pledge:  The Company strictly prohibits and will not tolerate retaliation against any Associate who makes a good faith report of a suspected violation under the Code by the Company, or its agents acting on behalf of the Company, or who in good faith raises issues or concerns regarding the Company’s business or operations, to the Ethics Point Hotline, a senior member of the LCR Department or to any other member of management, or against any Associate who otherwise participates in an investigation of such reports.  Any Associate who retaliates against another Associate for reporting such misconduct, or for participating in an investigation of a claim of misconduct, will be subject to disciplinary action, up to and including immediate termination of employment/engagement.  If, however, after investigating a complaint, the Company determines that the Associate did not make a good faith complaint or that the Associate provided false information, the Company may take disciplinary action against the Associate who filed the complaint or gave false information, up to and including termination of employment/engagement.

In addition, the Company strictly prohibits and will not tolerate retaliation against any Associate who makes a good faith report of a suspected violation under the Code by the Company, or its agents acting on behalf of the Company, to a federal regulatory or law enforcement agency that the Associate reasonably believes constitutes a violation of a federal statute, or against any Associate who otherwise participates in an investigation of such reports.

E.             Reporting Matters to Law Enforcement:  While Global Atlantic encourages its Associates to report any actual or potential illegal activity to the Company in accordance with the reporting processes set forth in this Code, neither the confidentiality requirements of this Code nor the reporting procedure above, nor any other Company policies, are intended to prohibit Associates from reporting any illegal activities to government agencies or law enforcement authorities, from cooperating with such agencies or authorities, nor from participating in any government whistleblower programs.

SECTION XIII.  COMPLIANCE WITH THE CODE

Associates will be required on an annual basis to certify their compliance with the Code.

Please note that nothing in this Code of Conduct creates or is intended to create an employment contract with any employee for any term of employment.  Global Atlantic may terminate the at-will employment of any employee for any reason or no reason, at any time, with or without cause, and with or without notice.  Similarly, employees retain the right to terminate at-will employment for any reason or no reason, at any time, with or without cause, and with or without notice.

SECTION XIV.   WAIVER PROCEDURES

Waivers from the Code requirements will be granted only in limited and compelling circumstances.  The Company’s Chief Compliance Officer is the sole individual with authority to grant a waiver.  Accordingly, any Associate seeking a waiver of the Code must seek pre-approval from the Company’s Chief Compliance Officer.   Waivers will not be granted after the fact for actions already taken.  The Company will review all requests for waivers on a case-by-case basis.

In addition, any wavier of the Code for executive officers or directors of Global Atlantic must be approved only by the Board of Directors or a committee of the Board.  Any such waivers must be promptly disclosed as required by applicable law and by stock exchange rules.

Global Atlantic also retains the right to amend, modify or alter this Code of Conduct at any time with or without prior advance notice to Associates. Such amendment will be disclosed as required by applicable law and stock exchange rules.